SEC
Mail Processing
Section

OCT -6 2009

Washington, DC
122

09047088

FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Paul Conroy Appointed Chief Legal Officer and Company Secretary"

Released: 29 September 2009

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

29 September 2009

PAUL CONROY APPOINTED CHIEF LEGAL OFFICER AND COMPANY SECRETARY

Foster's Group Limited (Foster's) today announced the appointment of Paul Conroy to the role of Chief Legal Officer & Company Secretary.

Paul will lead, direct and administer the global Commercial, Legal and Compliance activities to enable effective Board compliance reporting and elimination or reduction of operational and business risk. His role contributes to effective Board decision making, driving enhanced company performance and the delivery of strategic objectives.

Chief Executive Officer, Ian Johnston said: "Paul has acted in this capacity since June 30 and I am delighted to confirm his appointment on a permanent basis".

Paul has practised as a solicitor for law firms in Australia, Asia and the United Kingdom and has held senior management roles for MYOB Limited and Southcorp Limited in Australia and the United States.

Further information:

Media	**Investors**
Troy Hey	Chris Knorr
Tel: +61 3 9633 2085	Tel: +61 3 9633 2685
Mob: +61 409 709 126	Mob: +61 417 033 623